

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 31, 2017

Wing Hong Sammy Hsieh
Chief Executive Officer
iClick Interactive Asia Group Ltd.
15/F Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form F-1**
> **Submitted July 13, 2017**
> **CIK No. 0001697818**

Dear Mr. Hsieh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated June 14, 2017.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Corporate History and Structure, page 68

1. Your response to prior comment 6 indicates that you intend to keep your VIE structure for the OptAim Network due to the licensure issues for "foreign-related surveys" rules of the Chinese National Bureau of Statistics. Your disclosure on page 68 states that you expect that the business operated by your VIE in OptAim Network will be transferred to your wholly-owned foreign enterprise OptAim Beijing in 2018. Please revise to explain the impact on your foreign-related surveys license should you transfer your OptAim business to OptAim Beijing outside of your VIE structure.

2. Further, while you sought a license for foreign-related surveys for your OptAim operations, please clarify whether such laws and regulations would apply to the data

collection activities of your other wholly-owned subsidiaries, such as iClick Interactive (Beijing) Advertisement Co., Ltd. and Tetris Media (Shanghai) Co. Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 77

3.  We note your response to prior comment 9 regarding the changes in your yearly net revenues to gross billings ratio provided on page 77 of your prospectus. While you changed the ratio to use the respective gross billings for either Mobile Audience Solutions or Other Solutions, instead of total gross billings, the net revenue to gross billings ratios still increased significantly for Mobile Audience Solutions from 28.8% in 2015 to 51.4% in 2016, and declined for Other Solutions from 38.9% in 2015 to 30.4% in 2016. On page 79, you disclose these changes were attributable to how much net revenue you recognize on a gross basis versus a net basis from your gross billings and that you implemented a go-to-market strategy for your Mobile Audience Solutions unit. Please revise to explain what factors are causing changes in the mix of net revenue generated on a gross versus net basis for both your Mobile Audience Solutions and Other Solutions units. Further, please describe your go-to-market strategy and explain how it creates more net revenue on a gross basis.

Critical Accounting Policies

Revenue Recognition, page 83

4.  We continue to evaluate your response to prior comment 12 and have the following comments. Please explain in greater detail why you believe you are the primary obligor under the specific actions model and describe the terms of a campaign and your arrangements with publishers. Clarify how your arrangements with your customers set pricing for each specified action and how your arrangements with publishers set the pricing. Clarify why your margins would vary and indicate whether you have incurred any losses under this model. Tell us how you purchase inventory or ad space from publishers. In addition, indicate whether there have been instances where you have not been paid for specific actions that were not in accordance with your arrangements with customers.

5.  Please revise your disclosure here and throughout the registration statement to be consistent with your response to prior comments 12 and 13 where you indicate you earn rebate revenue from a single publisher. In this regard, disclose this revenue stream in a separate caption within your Revenue Recognition footnote and clarify why this revenue is described as a rebate when it appears to be a commission fee. Revise your disclosure to specify the timing of recognition for this revenue stream and tell us why you believe this policy is appropriate. In addition, tell us your basis for distinguishing whether a

publisher is a customer versus a supplier from revenue recognition perspective. Indicate whether this publisher is also a supplier under the other revenue streams. Also provide us with the respective amounts of revenue you earned from the publisher-customer by reselling its marketing spaces under the cost-plus model and specified action model during each presented period.

6.      With respect to your arrangement where you serve as a sales agent for the publisher-customer, please address the following:

- Further explain why you record the rebates you grant to marketers as cost of revenue when your role is a sales agent. Clarify whether the marketer that is receiving this rebate is a customer. Indicate whether a marketer has multiple roles within your revenue model. If the rebates granted to the marketers are intended to encourage more spending on your platform, please explain why you believe the rebates granted to marketers under the sale agent model should be treated differently from those granted to marketers under the cost-plus or specified actions models. In this regard, you response to prior comment 15 indicates that you grant rebates to the marketers to drive spending levels for the same amounts regardless of whether the marketer is purchasing under solely the sales agency model or under both the sales agency model and the cost-plus campaigns/specified actions model;

- Tell us and disclose the separately identifiable benefit (good or services) you receive from the rebates granted to the marketers under the sales agent model. Refer to ASC 605-50-45-2;

- Your disclosure on page 78 indicates that you grant rebates and discounts to marketers based on certain factors, including their yearly market spending on your platform. Tell us the timing and method you accrue for the cost of revenue in your sales agent model; and

- Tell us the amount of cost of revenue you recorded under the sales agent model for each presented period and disclose the impact on gross profit margin in your MD&A, to the extent material.

7.      Your response to prior comment 14 indicates the rebates received from publishers associated with the cost-plus campaigns are recorded as a pass-through and amounted to $20.3 million and $21.0 million in 2015 and 2016, respectively. Clarify how the pass-through amounts are recorded and whether the payments are included in your revenue and cost of revenue. Also tell us the points in time when you accrue for the associated rebate receivable from publishers and rebates payable to customers and the corresponding credits and debits. Clarify in your disclosure the impact of the pass-through on your liquidity.

8.      With respect to the rebates you received from publishers and recorded as reduction of cost of revenue associated with specified actions, please further explain the "pro rata basis" as indicated in your response to prior comment 14. You disclose on page 78 that the rebate amounts are determined based on various factors, including yearly marketing spending at the publishers' platforms. Tell us how you are able to reasonably estimate the rebates before the yearly spending and other milestones, if any, are achieved. Also explain to us how you distinguish your marketing spending on the publishers' platforms for specified actions from cost-plus campaigns. Refer to ASC 605-50-25-10 and 25-11.

9.      With respect to the rebates and discounts granted to your customers under the cost-plus and specified actions models, please further explain how you are able to reasonably estimate the rebates to be accrued for as reduction of revenue considering the factors in ASC 605-50-25-7. Tell us whether the relative size of the rebate changes based on the volume of purchases and how you applied guidance in ASC 605-50-25-8.

Net Revenues, page 89

10.     For mobile audience solutions in 2016, the rebate included in revenue of $14.7 million as disclosed in the table on page 90 plus revenue on gross basis of $54.2 million as disclosed on page 79 exceeded the amount of net revenue of $57.8 million on page 89. Please reconcile. Similar concerns apply to the amounts for 2015 and the amounts for other solutions in 2015 and 2016.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cost of Revenues, Gross Profit and Gross Profit Margin, page 94

11.     We note your response to prior comment 24 regarding your gross profit and gross profit percentage by sources of revenue, Mobile Audience Solutions and Other Solutions. Please revise to clarify why your gross profit percentage for Other Solutions rose from 51.2% in 2015 to 65.9% in 2016. On page 94, you attribute this increase to a smaller percentage of your gross billings being recognized as net revenue on a gross basis. This appears to mean that you believe that the changes in gross profit are dependent upon the changes of net revenue generated on a gross basis compared with net basis. According to page 78, net revenues are generated on a net basis under a cost-plus pricing model and on a gross basis under a specific action pricing method. If there is a trend of Other Solutions customers switching to a cost-plus pricing method, please clarify.

Operating Expenses, page 95

12.    Please revise to quantify the impact of each factor that contributed to the increase in your general and administrative expenses. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

Business

Our Content Distribution Channels, page 124

13.    We note your response to prior comment 27 that approximately 81.6% of total media costs for fiscal year 2016 are attributable to Tencent, Baidu, Google and Alibaba. Please clarify whether you are substantially dependent on any particular content distribution channel or if your media costs are significantly concentrated in any one provider.

Our Customers, page 125

14.    We note your response to prior comment 29 regarding the location and nature of your end marketers, marketer agencies, or direct marketer customers. Please revise to clarify what you mean by "signing entities" on page 126 and clarify whether your local sales teams primarily interact with your customers' local representatives, foreign subsidiaries or other intermediaries to their non-PRC, Hong Kong or Singapore-based headquarters.

Board of Directors, page 141

15.    We note your response to prior comment 33 regarding whether you will seek to adopt any foreign private issuer corporate governance listing rules from the New York Stock Exchange or the NASDAQ Stock Market. Please revise to identify the "certain home country practices in relation to corporate governance matters that differ significantly from" exchange rules that you will use.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc:     Shuang Zhao, Esq.
        Cleary Gottlieb Steen & Hamilton (Hong Kong)